SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

XO Holdings, Inc.
(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 16,847,195 shares, which constitutes approximately 9.2% of the 182,937,281 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,165 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  15,985,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,985,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           16,847,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 9.2% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,281.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2008, as amended by Amendment No. 1 dated June 12, 2008, as amended by Amendment No. 2 dated August 6, 2008, as amended by Amendment No. 3 dated August 4, 2009, as amended by Amendment No. 4 dated April 1, 2010 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of XO Holdings, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

         On June 15, 2010, the Reporting Person, on behalf of R2, sent the following letter to the Issuer's independent directors:

Dear Messrs. Knauss, Gradin and First:

You have let another perfect opportunity to raise additional capital at attractive rates again slip away. The past 5 months saw a revival of the credit markets for the first time since 2006, but you let the opportunity pass. This should come as no surprise to us given that we have seen you pass by numerous other such opportunities.

This inaction is even more troubling when coupled with statements in the company's most recent Form 10-Q regarding its intent to raise additional capital:

"[I]n order to maintain our competitive position, we intend to raise additional capital and continue to explore various alternatives to obtain additional capital. We continue to believe that these alternatives should not include an issuance of high yield debt. . . ."

Currently, the company does not have any debt at all, and while we still believe that the company should pursue alternatives that do not require it to raise any additional capital, if you do raise capital, we believe you MUST consider a debt offering. Ask Mr. Icahn whether he raised debt or equity in the other companies that he controls earlier this year, and you will find that your own chairman chose to raise high-yield debt at what he evidently considered to be extremely attractive prices.

Worst of all, your inaction leads us to believe that your real intention is to issue more equity to Mr. Icahn to accomplish your ultimate goal of allowing him to complete a squeeze-out of all the remaining minority shareholders at what we believe would be a rock bottom price.

We further believe that you have already destroyed enough value for the minority shareholders by passing up numerous unsolicited third-party offers for the company that would have allowed the minority shareholders to realize what one of the potential bidders valued at approximately $10 per share. It is time that each of you begin to perform your fiduciary duties to ALL shareholders and solicit opinions in the boardroom other than those espoused by Mr. Icahn.

We continue to encourage you to look for strategic paths that do not require additional capital or, if absolutely necessary, that the additional capital come in the form of third-party debt so that you do not continue to hand Mr. Icahn the company. Rest assured, we will do everything in our power to ensure that justice is served and the rights of minority shareholders are protected.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: June 15, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading